Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited THIRD Quarter 2020 Financial Results

Hong Kong, November 16, 2020 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months ended September 30, 2020.

Financial Highlights for the Third Quarter of 2020

•	Total revenues were US$18.0 million, representing a decrease of 59.2% from US$44.1 million in the third quarter of 2019.
•	Gross profit was US$5.6 million, representing a decrease of 70.2% from US$18.9 million in the third quarter of 2019.
•	Loss from operations was US$9.6 million, compared with income from operations of US$3.9 million in the third quarter of 2019.
•	Net loss was US$9.7 million, compared with net income of US$3.8 million in the third quarter of 2019.
•	Adjusted net loss (non-GAAP) was US$5.7 million, compared with an adjusted net income of US$3.8 million in the third quarter of 2019.
•	Adjusted EBITDA (non-GAAP) was negative US$5.0 million, compared with positive US$4.6 million in the third quarter of 2019.

Operational Highlights for the Third Quarter of 2020

•

Total data consumed through the Company’s platform was 49,774 terabytes, including 3,638 terabytes the Company procured and 46,136 terabytes our business partners procured, representing an increase of 99.2% from 24,993 terabytes in the third quarter of 2019.

•

Average daily active terminals were 252,265, including 3,095 owned by the Company and 249,170 not owned by the Company, representing an increase of 21.4% from 207,853 in the third quarter of 2019. 73.6% of daily active terminals was from uCloudlink 2.0 local data connectivity services and 26.4% of daily active terminals was from uCloudlink 1.0 international data connectivity services during the third quarter of 2020. Average daily data usage per terminal was 2.13 GB in September 2020.

•

As of September 30, 2020, we had served 2,079 business partners in 49 countries and regions. We had 132 patents with 53 approved and 79 pending approval, while our pool of SIM cards was from 216 MNOs globally as of September 30, 2020.

“The COVID-19 pandemic continued to linger longer and deeper than anticipated, so did its negative impact on international tourism and consequently, our third quarter 2020 results. However, we expect international travel will recover with the launch of COVID-19 vaccines and effective testing and tracing.

Our uCloudlink 2.0 local data connectivity services continue to be a very important business for us. The sales of mobile Wi-Fi terminals and services were steady during the second and third quarter of 2020 through online sales and offline distribution channels with our business partners.

In order to elevate our local service brand, we are enhancing our e-commerce efforts in strategic key markets with high growth potential such as the United States and Europe, optimizing our websites and streamlining our sales function and team, in order to continue improving the user experience and overall satisfaction.

Mobile network operators (MNOs) are the major players in the data connectivity service markets and our uCloudlink 2.0 business has great potential through global alliances and cooperation with MNOs and business partners globally. We have already established an alliance ecosystem with various MNOs such as NTT in Japan, one of the major MNOs in mainland China, and certain regional wireless carriers in the United States. We further invested in Beijing Huaxiang Lianxin Technology Co., Ltd. which is one of the licensed mobile virtual network operators (MVNOs) in mainland China. We believe that the alliance with MNOs and MVNOs will further increase the scale of users connected to our platform as we leverage from carriers’ huge number of service subscribers. We will continue to develop strategical alliances with more MNOs, MVNOs and local business partners such as in Europe, the United States, Asia, etc. as we pursue enhancement of our PaaS and SaaS platform ecosystem and provide superior data connectivity services to carriers and business partners.

5G provides great opportunities for us. We can help carriers to improve their coverage, connectivity services and investment efficiency in 5G networks. Our full series of 5G mobile Wi-Fi, Customer Premises Equipment (CPE) and GlocalMe Inside (GMI) embedded in various brands of 5G related mobile phones are under development for commercial trials in the near future. We believe that there is great potential for the application of those devices in 5G mobile broadband connectivity service due to low network latency and expansive network coverage for end users. We also believe it can facilitate us to establish the leading technological position of our PaaS and SaaS platform in the early stage of 5G.

Our Cloud SIM technology, such as instant switching network technology is both highly compatible with and brings unique advantages to various Internet-of-thing (IoT) applications scenarios such as Internet of Vehicles, autopilot, cargos, logistics and other car equipment. We are cooperating with business partners in various aspects of IoT applications such as cargo vehicles and cross-border railway transportations where we see high potential for our business.” said Chaohui Chen, Director and CEO of UCLOUDLINK. “Looking ahead, we expect the launch of vaccines from clinical phase three to the market in China and other countries and regions will lead to the recovery of international travel and benefit to our business accordingly. We expect all of these new opportunities such as our uCloudlink 2.0 business will further develop our business potential in 2021. We are also dedicated to our R&D in traditional and new innovative technologies with further investment in sales and marketing to bring us greater prospects for sustainable growth in the future.”

“While COVID-19 has been well controlled in China, the pandemic continued to evolve in other countries and regions during the third quarter of 2020. However, we continued to be solid in our business operations with steady development in our uCloudlink 2.0 business. The percentage of our uCloudlink 2.0 daily active terminals (DAT) as opposed to total daily active terminals has been increased to 73.6% in the third quarter of 2020 compared to 14.6% in the third quarter of 2019. The demand for our uCloudlink 2.0 local data connectivity services continued to be strong with a steady percentage of daily active terminals during the third quarter of 2020 and we worked with business partners to develop local mobile broadband service such as in Japan, North America and other markets and strengthened our cooperation with existing ones. We undertook comprehensive mitigation measures such as cost control to reduce the impact of the pandemic on our service gross margin and overall gross margin in the third quarter of 2020. We have internationally diversified revenue generated from close to 50 countries and regions which allowed us more resilience to single market risk.” Said Yimeng Shi, CFO of UCLOUDLINK, “We continued to increase investment in R&D and sales and marketing such as e-commerce and promotional campaign in key markets, with the intention of opening more new business opportunities globally. We will continue to improve and optimize our revenue and cost structures with increasing operational efficiency, together with the abovementioned business opportunities to facilitate our business growth and performance in the future.”

Third Quarter 2020 Financial Results

Revenues

Total Revenues were US$18.0 million, representing a decrease of 59.2% from US$44.1 million in the same period of 2019.

•

Revenues from services were US$9.8 million, representing a decrease of 60.8% from US$25.1 million in the same period of 2019. This decrease was primarily attributable to the decrease in revenues from international data connectivity services and PaaS and SaaS services to certain extent, mainly because of continuous and prolonged impact of pandemic of COVID-19 and resulted international travel ban.

•

Revenues from data connectivity services were US$8.2 million, representing a decrease of 63.5% from US$22.5 million in the same period of 2019. The decrease was primarily attributable to the decrease in revenues from international data connectivity services from US$21.8 million in the third quarter of 2019 to US$5.7 million in the third quarter of 2020, partially offset by the increase in revenues from local data connectivity services from US$0.7 million in the third quarter of 2019 to US$2.5 million in the third quarter of 2020. The decrease in revenues from international data connectivity services was mainly due to the prolonged negative impact of global travel ban as a result of the COVID-19 pandemic. On the other hand, the demand of our local data connectivity services was not impacted by the international travel ban with continuous growth potential.

•

Revenues from PaaS and SaaS services were US$1.5million, representing a decrease of 30.3% from US$2.1 million in the same period of 2019. This decrease was primarily due to the negative impact of COVID-19 on our partners that use our PaaS and SaaS services to provide international data connectivity services. In the meantime, the demand of our local data connectivity services business partners was not affected.

•

Revenues from sales of products were US$8.2 million, representing a decrease of 57.1% from US$19.0 million in the same period of 2019, primarily due to the continuous negative impact of COVID-19 pandemic during the third quarter of 2020.

•	Geographic Distribution

During the third quarter of 2020, we had 5.4% of total revenue coming from Mainland China, 56.4% of total revenue coming from Japan and 38.2% of total revenue coming from other countries and regions.

Cost of Revenues

Cost of revenues was US$12.4 million, representing a decrease of 51.0% from US$25.2 million in the same period of 2019. The decrease was attributable to decrease of cost of services and cost of products due to the decline of global travels as a result of the COVID-19 pandemic.

•	Cost of services was US$6.2 million, representing a decrease of 32.6% from US$9.2 million in the same period of 2019.
•	Cost of products sold was US$6.2 million, representing a decrease of 61.6% from US$16.0 million in the same period of 2019.

Gross Profit

Overall gross profit was US$5.6 million, or 31.3% overall gross margin, compared to US$18.9 million, or 42.8% in the same period of 2019.

Our gross profit on services was US$3.6 million, or 36.6% gross margin related to services, compared to US$15.9 million, or 63.1% in the same period of 2019.

Our gross profit on sales of products was US$2.0 million, or 24.8% gross margin related to sales of products, compared to US$3.0 million, or 16.0% in the same period of 2019.

Operating Expenses

Total operating expenses were US$19.7 million, compared to US$14.3 million in the same period of 2019.

•

Research and development expenses were US$4.8 million, representing an increase of 31.4% from US$3.6 million in the same period of 2019. The increase was primarily due to an increase of US$1.9 million in share-based compensation expenses, partly offset by a decrease of US$0.6 million in staff costs related to internal cost control measures while optimizing R&D efficiency and policies for social security benefits.

•

Sales and marketing expenses were US$5.7 million, representing a decrease of 9.1% from US$6.3 million in the same period of 2019. The decrease was primarily due to a decrease of US$0.4 million in staff costs related to cost control measures and policies for social security benefits and a decrease of US$1.7 million related to promotion fee due to the suspended impact of COVID-19 pandemic on sales and marketing activities, partially offset by an increase of US$2.0 million in share-based compensation expenses.

•

General and administrative expenses were US$9.2 million, representing an increase of 110.1% from US$4.4 million in the same period of 2019. The increase was primarily due to an increase of US$4.0 million in share-based compensation expenses and an increase of US$1.3 million account receivable bad debt provision during the pandemic period, partly offset by the decrease of US$0.9 million in legal counsel charge.

Loss from Operations

Loss from operations was US$9.6 million, compared with income from operations of US$3.9 million in the same period of 2019.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation and fair value gain/loss in other investment, net of tax, interest expense, depreciation and amortization, was negative US$5.0 million, compared to positive US$4.6 million in the same period of 2019.

Net Interest Expenses

Net interest expenses were US$0.04 million, compared to US$0.1 million net interest expenses in the same period of 2019.

Net Loss

Net loss was US$9.7 million including share-based compensation of US$7.9 million that were recognized upon vesting period, compared with net income of US$3.8 million in the same period of 2019.

Adjusted Net Loss (Non-GAAP)

Adjusted net loss, which excludes the impact of share-based compensation and the fair value gain/loss in other investment, was US$5.7 million, compared with an adjusted net income US$3.8 million in the same period of 2019.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were US$0.34 and US$0.34, respectively.

Cash and Cash Equivalents, Restricted Cash and Short-Term Deposits

As of September 30, 2020, the Company had cash and cash equivalents, restricted cash and short-term deposits of US$32.8 million, compared to US$37.3 million as of June 30, 2020. The decrease was primarily due to outflow of US$3.6 million in borrowing repayment, US$0.8 million relating to payment for equity interest of 6.25% of Beijing Huaxiang Lianxin Technology Co., Ltd. and US$0.4 million for operations.

Capital Expenditures (“CAPEX”)

CAPEX was US$0.1 million compared to US$1.2 million in the same period of 2019.

Business Outlook

For the fourth quarter of 2020, UCLOUDLINK expects total revenues to be between US$17.0 million and US$19.0 million, representing a 64.6% to 68.3% decrease from the same period of 2019. The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand, particularly in light of the potential impact of the COVID-19. The global outbreak of COVID-19 presents continuous and various global risks and the full impact of the outbreak continues to evolve which had a severe and negative impact on the global economy since the first quarter of 2020. We will monitor the COVID-19 impact and other related factors such as the vaccines of COVID-19 continuously, but the effects of which are difficult to analyze and predict, which are all subject to change.

Recent Development

During August 2020, the Company granted 1,000,000 share options to some of our directors and executive officers pursuant to the Revised 2018 Plan. Up to November 16, 2020, a total number of 22,771,877 share options have been granted and outstanding.

We further invested in Beijing Huaxiang Lianxin Technology Co., Ltd. which is one of the licensed mobile virtual network operators (MVNOs) (reference to our press release dated November 9, 2020).  We had three senior management changes took effect on September 25, 2020. Mr. Xinquan (Victor) Xu assumed the role of our Chief Sales Officer and President of Marketing and Sales. Zhu Tan assumed the role of Vice President of Marketing and Sales. Wen Gao assumed the role of Chief Strategy Officer. The move to restructure management roles was designed to better align senior leadership positions with the strategic development of our business, as we continue to improve operational efficiency, explore market opportunities, and deliver sustainable growth (reference to our press release dated September 28, 2020). We continued to strengthen our business development with business partners in Japan (reference to our press release dated September 15, 2020).

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net (loss)/income and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net (loss)/income is defined as net (loss)/income excluding share-based compensation and fair value gain/loss in other investment. Adjusted EBITDA is defined as net (loss)/income excluding share-based compensation and fair value gain/loss in other investment, net of tax, interest expense, depreciation and amortization.

The Company believes that adjusted net (loss)/income and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in (loss)/income from operations and net (loss)/income. The Company believes that adjusted net (loss)/income and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net (loss)/income and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation and fair value gain/loss in other investment have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net (loss)/income. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

UCLOUDLINK will hold a conference call at 8:00 a.m. Eastern Time on November 16, 2020 (9:00 p.m. Beijing Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

International:	+1-412-902-4272
US (Toll Free):	+1-888-346-8982
UK (Toll Free)	800-279-9489
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Singapore (Toll Free):	800-120-6157

Participants should dial in at least 10 minutes before the scheduled start time and provide the Conference ID to the operator to be connected to the conference. Due to conditions surrounding the outbreak of COVID-19, participants may experience longer than normal hold period before being assisted to join the call. The Company thanks everyone in advance for their patience and understanding.

A telephone replay will be available approximately two hours after the call until 09:59 a.m. Eastern Time on November 16, 2020 by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	10146997

A live and archived webcast of the conference call will be available at http://ir.ucloudlink.com

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

In China:

UCLOUDLINK GROUP INC.
Bob Shen
Tel: +852-2180-6111
E-mail: ir@UCLOUDLINK.com

The Piacente Group, Inc.
Yang Song
Tel: +86 (10) 6508-0677
E-mail: UCL@tpg-ir.com

In the United States:

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: UCL@tpg-ir.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of September 30,
	2019	2020
ASSETS
Current assets
Cash and cash equivalents	37,320	24,330
Restricted cash	2,954	8,237
Short-term deposit	193	196
Accounts receivable, net	25,767	9,942
Inventories	10,518	8,033
Prepayments and other current assets	7,828	9,103
Other investments	-	17,496
Amounts due from related party	692	710
Total current assets	85,272	78,047
Non-current assets
Prepayments	-	599
Long-term investment	430	1,251
Other investments	-	17,477
Property and equipment, net	3,793	3,401
Intangible assets, net	602	713
Total non-current assets	4,825	23,441
TOTAL ASSETS	90,097	101,488

LIABILITIES
Current liabilities
Short term borrowings	6,659	763
Accrued expenses and other liabilities	21,319	21,532
Accounts payables	16,728	11,906
Amounts due to related party	1,022	1,553
Contract liabilities	1,925	1,561
Total current liabilities	47,653	37,315
Non-current liabilities
Other non-current liability	-	335
Total non-current liabilities	-	335
TOTAL LIABILITIES	47,653	37,650

MEZZANINE EQUITY
Series A redeemable convertible preferred shares	22,977	-
TOTAL MEZZANINE EQUITY	22,977	-

SHAREHOLDERS’ EQUITY
Pre-IPO ordinary shares	11	-
Class A ordinary shares	-	8
Class B ordinary shares	-	6
Additional paid-in capital	118,818	214,121
Accumulated other comprehensive income	706	804
Accumulated losses	(100,068)	(151,101)
TOTAL SHAREHOLDERS’ EQUITY	19,467	63,838
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	90,097	101,488

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands of US$, except for share and per share data)

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Revenues	44,103	17,996	104,685	72,543
Revenues from services	25,070	9,839	66,558	37,137
Sales of products	19,033	8,157	38,127	35,406
Cost of revenues	(25,231)	(12,366)	(58,661)	(49,584)
Cost of services	(9,245)	(6,234)	(27,174)	(21,092)
Cost of products sold	(15,986)	(6,132)	(31,487)	(28,492)
Gross profits	18,872	5,630	46,024	22,959
Research and development expenses	(3,626)	(4,766)	(11,645)	(21,326)
Sales and marketing expenses	(6,281)	(5,710)	(17,339)	(23,797)
General and administrative expenses	(4,367)	(9,173)	(14,112)	(33,637)
Other income, net	(667)	4,439	382	5,092
Income/(loss) from operations	3,931	(9,580)	3,310	(50,709)
Interest income	10	8	169	34
Interest expenses	(141)	(43)	(336)	(271)
Income/(loss) before income tax	3,800	(9,615)	3,143	(50,946)
Income tax expense	-	(50)	-	(87)
Net income/(loss)	3,800	(9,665)	3,143	(51,033)
Accretion of Series A Preferred Shares	(636)	-	(1,905)	(1,293)
Income allocation to participating preferred shareholders	(137)	-	(137)	-
Attributable to:
Equity holders of the Company	3,027	(9,665)	1,101	(52,326)
Non-controlling interests	-	-	-	-

Earnings/(loss) per share for Class A and Class B ordinary shares
Basic	0.01	(0.03)	0.00	(0.21)
Diluted	0.01	(0.03)	0.00	(0.21)

Loss per ADS (10 Class A shares equal to 1 ADS)
Basic		(0.34)		(2.07)
Diluted		(0.34)		(2.07)

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	232,451,900	281,551,900	232,122,814	252,819,307
Diluted	232,451,900	281,551,900	232,122,814	252,819,307

Net income/(loss)	3,800	(9,665)	3,143	(51,033)
Other comprehensive income, net of tax
Foreign currency translation adjustment	(528)	250	(460)	98
Total comprehensive income/(loss)	3,272	(9,415)	2,683	(50,935)

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Net cash generated from/(used in) operating activities	296	(433)	4,699	3,488
Net cash used in investing activities	(1,195)	(955)	(2,404)	(35,306)
Net cash generated from/(used in) financing activities	8	(3,570)	1,524	23,893
(Decrease)/increase in cash, cash equivalents and restricted cash	(891)	(4,958)	3,819	(7,925)
Cash, cash equivalents and restricted cash at beginning of the period	41,382	37,136	36,627	40,274
Effect of exchange rates on cash, cash equivalents and restricted cash	(641)	389	(596)	218
Cash, cash equivalents and restricted cash at end of the period	39,850	32,567	39,850	32,567

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Reconciliation of Net Income/(Loss) to Adjusted Net Income/(Loss)
Net income/(loss)	3,800	(9,665)	3,143	(51,033)
Add: share-based compensation	-	7,870	169	44,724
Less: fair value gain in other investments	-	(3,869)	-	(2,873)
Adjusted net income/(loss)	3,800	(5,664)	3,312	(9,182)

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Reconciliation of Net Income/(Loss) to Adjusted EBITDA
Net income/(loss)	3,800	(9,665)	3,143	(51,033)
Add:
Interest expense	141	43	336	271
Income tax expenses	-	50	-	87
Depreciation and amortization	708	550	2,354	1,712
EBITDA	4,649	(9,022)	5,833	(48,963)
Add: share-based compensation	-	7,870	169	44,724
Less: fair value gain in other investments	-	(3,869)	-	(2,873)
Adjusted EBITDA	4,649	(5,021)	6,002	(7,112)